Filed Pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplement dated June 14, 2011

Registration No. 333-171268

Final Term Sheet

June 15, 2011

ATP Oil & Gas Corporation

1,500,000 Shares

8% Convertible Perpetual Preferred Stock, Series B

(Liquidation Preference $100 per share)

Issuer:	ATP Oil & Gas Corporation (the “Company”)

Ticker:	ATPG (The NASDAQ Global Select Market)

Title of Securities:	8% Convertible Perpetual Preferred Stock, Series B (the “Series B Convertible Preferred Stock”)

Issue Size:	1,500,000 shares of Series B Convertible Preferred Stock; 1,725,000 shares if the underwriters exercise their over-allotment option in full

Liquidation Preference per Share:	$100.00

Offering Price:	$90.00 per share plus accrued dividends, if any, from June 20, 2011

Underwriting Discount:	$3.00 per share ($4,500,000 in the aggregate; $5,175,000 in the aggregate if the underwriters exercise their over-allotment option in full)

Net Proceeds:	The Company estimates that the net proceeds from the sale of the Series B Convertible Preferred Stock will be approximately $105.6 million ($125.1 million if the underwriters exercise their over-allotment option in full) after deducting the underwriting discount and estimated offering expenses.

Trade Date:	June 15, 2011

Settlement Date:	June 20, 2011 (T+3)

Dividend Payment Dates:	January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2011

Dividend Record Dates:	Dividends will be payable to holders of record as they appear on the Company’s stock register on the December 15, March 15, June 15 and September 15 immediately preceding each dividend payment date.

Dividends:

8% per share on the liquidation preference thereof of $100.00 for each share of Series B Convertible Preferred Stock per annum. Dividends will accrue and cumulate from the date of settlement and, to the extent that the Company is legally permitted to pay dividends and the Company’s board of directors, or an authorized committee of its board of directors, declares a dividend payable, the Company will pay dividends in cash, shares of common stock or a combination thereof, on each dividend payment date. The expected dividend payable on the first dividend payment date is $2.24 per share and on each subsequent dividend payment date is expected to be $2.00 per share.

Redemption:	None

Conversion Rate:	4.5045 shares of common stock for each share of Series B Convertible Preferred Stock, which represents a conversion price of approximately $22.20 per share.

Reference Price:	$15.97, the last reported sale price for the Company’s common stock on The NASDAQ Global Select Market on June 14, 2011.

Conversion Premium:	The conversion price represents a premium of approximately 39% over the Reference Price.

Conversion at Option of Holder:	Holders of Series B Convertible Preferred Stock may elect to convert their shares of Series B Convertible Preferred Stock into shares of common stock at the conversion rate.

Mandatory Conversion:	On or after October 1, 2014, if the daily volume-weighted average price of common stock equals or exceeds 150% of the then-prevailing conversion price (the liquidation preference divided by the then-prevailing conversion rate) for at least 20 trading days within any period of 30 consecutive trading days (including the last day of such period), the Company may, at its option, cause shares of Series B Convertible Preferred Stock to be automatically converted into shares of its common stock at the then-applicable conversion rate, plus accumulated and unpaid dividends.

Conversion Upon Fundamental Change:	In connection with the occurrence of a fundamental change, the Company will permit conversion of its Series B Convertible Preferred Stock by the holders thereof during the period beginning on the effective date of the fundamental change and ending on the date that is 15 days after such effective date, with converting holders receiving, for each share of Series B Convertible Preferred Stock, the greater of (1) a number of shares of common stock equal to the then-applicable conversion rate, plus a make-whole premium, if any, and (2) a number of shares of common stock calculated by dividing the liquidation preference with the greater of (A) the average of the daily volume weighted average price of common stock on each of the 10 consecutive trading days ending on the trading day immediately preceding the effective date of such fundamental change and (B) $5.00.

Make-Whole Premium for Conversion upon a Fundamental Change:	The following table sets forth the additional number of shares of common stock (or make-whole premium) for each share of Series B Convertible Preferred Stock so converted for each hypothetical stock price and effective date set forth below:

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Stock Price on Effective Date
Effective Date	$18.50	$20.00	$30.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00
June 20, 2011	0.9009	0.7653	0.4265	0.2759	0.1917	0.1381	0.1015	0.0752	0.0559	0.0413	0.0301	0.0215
October 1, 2011	0.9009	0.7459	0.4115	0.2657	0.1847	0.1333	0.0982	0.0729	0.0542	0.0401	0.0293	0.0209
October 1, 2012	0.9009	0.6756	0.3354	0.2089	0.1444	0.1051	0.0784	0.0590	0.0445	0.0333	0.0246	0.0178
October 1, 2013	0.9009	0.6114	0.2298	0.1188	0.0768	0.0556	0.0421	0.0323	0.0249	0.0189	0.0142	0.0103
October 1, 2014 and thereafter	0.9009	0.5859	0.1310	0.0082	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective dates may not be set forth on the table, in which case: (a) if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the make-whole premium will be determined by straight-line interpolation between the make-whole premium amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year; (b) if the stock price is in excess of $120.00 per share (subject to certain adjustments), then no make-whole premium amount will be paid; and (c) if the stock price is less than $18.50 per share (subject to certain adjustments), then no make-whole premium amount will be paid.

Sole Bookrunner:	Credit Suisse Securities (USA) LLC

Co-Manager:	Rodman & Renshaw, LLC

CUSIP:	00208J 801

ISIN:	US00208J8018

Capped Call Transactions:	In connection with the offering of Series B Convertible Preferred Stock, the Company expects to enter into one or more capped call transactions with Credit Suisse Securities (USA) LLC and certain of its affiliates. The capped call transactions will have an initial strike price of $22.20 and an initial cap price of $27.50, each subject to certain anti-dilution adjustments. The capped call transactions will initially cover up to approximately 13.1 million shares of the Company’s common stock, and may cover additional shares in the event that the underwriters exercise their over-allotment option.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse Securities (USA) LLC will arrange to send you the prospectus if you request it by calling toll-free 1(800) 221-1037.

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